UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D. C. 20549

FORM 25

NOTIFICATION OF REMOVAL FROM LISTING AND/OR
REGISTRATION UNDER SECTION 12(b) OF THE
SECURITIES EXCHANGE ACT OF 1934.

Commission File Number:  001-06324

BNSF Railway Company / New York Stock Exchange
(Exact name of Issuer as specified in its charter, and name of Exchange where security is listed and/or registered)

2650 Lou Menk Drive
Fort Worth, Texas 76131-2830
(800) 795-2673
(Address, including zip code, and telephone number, including area code, of Issuer’s principal executive offices)

Burlington Northern Inc. (Now BNSF Railway Company)
Consolidated Mortgage 6.55% Bonds, Series K, due 2020
Consolidated Mortgage 3.80% Bonds, Series L, due 2020
Consolidated Mortgage 3.20% Bonds, Series M, due 2045
Consolidated Mortgage 8.15% Bonds, Series N, due 2020
Consolidated Mortgage 6.55% Bonds, Series O, due 2020
Consolidated Mortgage 8.15% Bonds, Series P, due 2020

Northern Pacific Railway Company
General Lien Railway and Land Grant 3% Bonds, due 2047 (stamped)
General Lien Railway and Land Grant 3% Bonds, due 2047 (unstamped)
(Description of class of securities)

Please place an X in the box to designate the rule provision relied upon to strike the class of securities from listing and registration:

☐	17 CFR 240.12d2-2(a)(1)

☐	17 CFR 240.12d2-2(a)(2)

☐	17 CFR 240.12d2-2(a)(3)

☐	17 CFR 240.12d2-2(a)(4)

☐	Pursuant to 17 CFR 240.12d2-2(b), the Exchange has complied with its rules to strike the class of securities from listing and/or withdraw registration on the Exchange.

☒
Pursuant to 17 CFR 240.12d2-2(c), the Issuer has complied with the rules of the Exchange and the requirements of 17 CFR 240.12d2-2(c) governing the voluntary withdrawal of the class of securities from listing and registration on the Exchange.

Pursuant to the requirements of the Securities Exchange Act of 1934, BNSF Railway Company certifies that it has reasonable grounds to believe that it meets all of the requirements for filing the Form 25 and has caused this notification to be signed on its behalf by the undersigned duly authorized person.

Date: January 19, 2018	BNSF Railway Company,

	By:	/s/ Julie A. Piggott
Name: Julie A. Piggott
Title: Executive Vice President and Chief Financial Officer